SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

Stonehaven Realty Trust

(Name of Subject Company (Issuer))

Stonehaven Realty Trust (Offeror and Issuer)

(Name of Filing Person(s) (Identifying Status as Offeror, Issuer or Other Person))

Class A Convertible Preferred Shares

(Title of Class of Securities)

861921203

(CUSIP Number of Class of Securities)

Marc C. Krantz or Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L., 1375 East Ninth Street, 20th Floor, Cleveland, OH 44114

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$9,986,938	$808

      *If all preferred shares are exchanged, Stonehaven would issue an aggregate of 33,289,794 common shares. Based on the May 2, 2003 average of the reported high and low price of Stonehaven’s common shares on the American Stock Exchange, the transaction valuation is $9,986,938. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a

Form of Registration No.:	n/a	Date Filed:	n/a

[  ] Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1. Summary Term Sheet.

     The information set forth in the subsection entitled “Summary of the Exchange Offer” under the “Exchange Offer” section of the Preliminary Proxy Statement and Exchange Offer relating to the 2003 annual meeting of shareholders of Stonehaven Realty Trust is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  The issuer is Stonehaven Realty Trust, a Maryland real estate investment trust. The company’s principal executive offices are currently located at 5620 Smetana Road, Suite 330, Minnetonka, Minnesota 55343 and our telephone number is 952-935-9876. Upon completion of the exchange offer, the company’s principal executive offices will be located at 1240 Huron Road, Suite 301, Cleveland, Ohio 44115 and our telephone number will be 216-430-2701.

     (b)  The information set forth in the subsection entitled “Description of Common and Preferred Shares” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (c)  The information set forth in the subsection entitled “Market for Common and Preferred Shares” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  The person filing this Schedule TO is the issuer, Stonehaven Realty Trust. The company’s address, and the business address of all executive officers and directors of the company, is at 5620 Smetana Road, Suite 330, Minnetonka, Minnesota 55343 and our telephone number is 952-935-9876. The information set forth in the subsection entitled “Board of Trustees and Executive Officers” under the “Management Proxy Disclosure” section of the proxy statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  The information set forth in the subsections entitled “Summary of the Exchange Offer,” “Effect of the Exchange Offer,” “Expiration Date, Extentions and Amendments,” “Acceptance of Preferred and Delivery of Common Shares,” “Withdrawal of Tended Shares,” “Important Federal Income Tax Consequences,” and “Accounting Treatment” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (b)  The information set forth in the subsection entitled “Interests of Management in the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (e)  The information set forth in the subsection entitled “Interests of Management in the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  The information set forth in the subsection entitled “Reasons for the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (b)  The information set forth in the subsection entitled “Effect of the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (c)(1)-(2) The information set forth in the “Proposed Transactions” section of the proxy statement is incorporated herein by reference.

     (3)  The information set forth in the subsection entitled “Amendment to the Terms of the Class A Preferred Shares” under the “Proposed Transactions” section of the proxy statement is incorporated herein by reference.

     (4)  The information set forth in “Proposal 5 – Election of Trustees” of the proxy statement is incorporated herein by reference.

     (5)  The information set forth in the “Proposed Transactions” section of the proxy statement is incorporated herein by reference.

     (6)-(7) The information set forth in the subsection entitled “Effect of the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (8)  Not applicable.

     (9)  The information set forth in the “Proposed Transactions” section of the proxy statement is incorporated herein by reference.

     (10)  Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in the subsection entitled “Effect of the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (b)  None.

     (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  The information set forth in the subsection entitled “Security Ownership of Management and Certain Beneficial Owners” under the “Annual Meeting Proxy Disclosure” section of the proxy statement is incorporated herein by reference.

     (b)  The information set forth in the subsection entitled “Interests of Management in the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  The information set forth in the subsection entitled “Solicitation” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

Item 10. Financial Statements.

     (a)  The information set forth in the “Financial Reports and Other Information” section of the proxy statement is incorporated herein by reference.

     (b)  The information set forth in the “Pro Forma Financial Information” section of the proxy statement is incorporated herein by reference.

Item 11. Additional Information.

     (a)(1) The information set forth in the subsection entitled “Interests of Management in the Exchange Offer” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (2)  The information set forth in the subsection entitled “Necessary Regulatory and Legal Approvals” under the “Exchange Offer” section of the proxy statement is incorporated herein by reference.

     (3)  Not applicable.

     (4)  Not applicable.

     (5)  None.

     (b)  None.

Item 12. Exhibits.

     (a)(1)(A) Preliminary Proxy Statement and Exchange Offer relating to the 2003 annual meeting of shareholders of Stonehaven Realty Trust, filed with the Securities and Exchange Commission currently with this filing and incorporated herein by reference.

     (B)  Letter of Transmittal, including Substitute Form W-9.

     (C)  Notice of Guaranteed Delivery.

     (D)  Letter to Clients.

     (E)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (2)  None.

     (3)  None.

     (4)  None.

     (5)  None.

     (b)  None.

     (d)(A) Asset Contribution Agreement (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (B)  Voting and Stock Restriction Agreement (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (C)  Employment Agreement of James C. Mastandrea (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (D)  Employment Agreement of John J. Dee (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (E)  Restricted Share Agreement of James C. Mastandrea (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (F)  Restricted Share Agreement of John J. Dee (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (G)  Additional Contribution Agreement (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (H)  Modification Agreement (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (I)  Amendment No. 1 to the Partnership Agreement of Wellington Properties Investment, L.P. (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (J)  Form of Limited Partnership Agreement of Paragon Real Estate, L.P. (incorporated by reference to the company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 5, 2003)

     (g)  None.

     (h)  None.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003	STONEHAVEN REALTY TRUST

/s/ John J. Dee By John J. Dee, Senior Vice President and Chief Financial Officer